Exhibit (a)(5)

STATE OF MINNESOTA		DISTRICT COURT
COUNTY OF RAMSEY		SECOND JUDICIAL DISTRICT
CASE TYPE: OTHER CIVIL

CARL BROWN,	: :	Case. No.
Plaintiff,	:
:
v	:
	:	CLASS ACTION COMPLAINT
KENNETH E. DELASKI; DONALD	:
DELASKI; ROBERT E. GREGG;	:	JURY TRIAL REQUESTED
DARRELL J. OYER; JAMES F.	:
PETERSEN; CHARLES W. STEIN; and	:
DELTEK SYSTEMS, INC.,	:
:
Defendants.	:

CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and his counsel or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission (“SEC”), press releases and reports, and an investigation undertaken by plaintiff’s counsel.

NATURE OF THE ACTION

     1.     This is a shareholder class action on behalf of the public stockholders of Deltek Systems, Inc. (“Deltek” or the “Company”) arising out of the improper and unlawful conduct of the Company’s directors in connection with a proposed going private transaction pursuant to which the Company’s public stockholders will be cashed out of their equity interests in Deltek for $7.15 per share in cash. Plaintiff contends that Deltek’s directors have breached their fiduciary duties owed to the Company’s shareholders by, among other things: (1) seeking to squeeze out the Company’s public shareholders for an unfair and inadequate price; (2) establishing defensive provisions designed to protect the going-private transaction from competing third-party bids; and (3) disseminating a materially misleading and incomplete Proxy Statement to the Company’s public shareholders.

     2.     On or about February 13, 2002, Deltek announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DF Merger Co. (“DFM”), an entity formed by defendants Kenneth E. deLaski and Donald deLaski, two of the Company’s six directors, for the sole purpose of taking Deltek private. Pursuant to the terms ofthe Merger Agreement, DFM will acquire all of the outstanding shares of Deltek common stock, except for the controlling equity stake held by Kenneth E. deLaski, Donald deLaski, and certain executive officers of the Company (the “Buyout Group”), for $7.15 per share in cash (the “Merger”).

     3.     The proposed Merger is the product of unlawful self-dealing. Not only is the proposed consideration grossly inadequate and unfair, defendants have failed to provide the Company’s public shareholders with any meaningful ability to reject the Merger. The Buying Group controls over 58% of the Company’s outstanding common stock and will logically cast their votes in favor of the going-private transaction. Thus, in light of the fact that the Merger Agreement must be approved by 2/3 of the Company’s outstanding shares, it will likely be approved unless every single public share is voted against the transaction.

     4.     Moreover, the Merger Agreement contains provisions which seek to unlawfully restrict the Company’s Board from considering competing offers. Specifically, Section 9.4 of the Merger Agreement provides that the Buyout Group can walk away from the Merger if Deltek’s Board engages in merger discussions with a competing bidder for 10 business days or longer. The effect of this provision is that Deltek’s directors are undeniably discouraged from investigating potential competing offers unless they are 100% certain that a superior offer can be finalized in less than ten business days. Such a time restraint is wholly unrealistic in the merger arena, where transactions can take months to be finalized. For instance, the Merger Agreement between Deltek and the Buyout Group was purportedly the product of negotiations which took place over the course of an entire month.

     5.     Finally, as described in detail herein, defendants have not provided the Company’s shareholders with all of the material information necessary for them to fairly determine whether to cast their votes in favor of the Merger. In the Proxy Statement filed with the SEC on or about May 1, 2002, defendants fail to disclose, among other things:

•	the Company’s results of operations for the fiscal quarter ended March 30, 2002;

•	the reasons why the Company did not believe discussions with a private buyout firm in March of 2002 could lead to a superior offer, including whether Section 9.4 of the Merger Agreement played any role in formulating such an opinion; and

•	details concerning planned treatment of “out-of-the-money” stock options held by defendants Darrell J. Oyer, James F. Petersen, and Charles W. Stein, the directors who formed Deltek’s Special Committee and who are repeatedly referred to as “independent” throughout the Proxy Statement, including the valuation of any stock appreciation rights that may be exchanged for such options.

     6.     In sum, defendants are attempting to permanently deprive plaintiff and other members of the Class of the true value of their investment in Deltek. Moreover, defendants have not presented the Company’s public shareholders with all material information necessary to make an informed decision regarding whether to vote their shares in favor of the Merger and have sought to illegally shield the Merger from competing offers. Judicial intervention is required.

THE PARTIES

     7.     Plaintiff Carl Brown is the owner of Deltek common stock and has been the owner of such common stock continuously since prior to the wrongs complained of herein.

     8.     Defendant Deltek is a Virginia corporation which maintains executive offices at 366 Wacouta Street, St. Paul, Minnesota. Deltek provides enterprise software products such as financial and project accounting, human resources, management and administration, materials management and project reporting to professional services organizations and project-oriented businesses. At all relevant times, Deltek common stock traded on the NASDAQ National Market System under the symbol “DLTK.”

     9.     Defendant Kenneth E. deLaski (“Kenneth deLaski”) is and at all relevant times has been President, Chief Executive Officer and Chairman of the Board of Directors of Deltek. Kenneth deLaski owns approximately 4.8 million shares ofDeltek common stock. Kenneth deLaski formed DFM to consummate the going-private transaction described herein. Kenneth deLaski is part of the Buyout Group. Together with his father and fellow director Donald deLaski, Kenneth deLaski owns approximately 50.5% of Deltek’s common stock, making him a controlling shareholder.

     10.     Defendant Donald deLaski is and at all relevant times has been a director of Deltek. Donald deLaski is the father of Kenneth deLaski. Donald deLaski owns approximately 2.8 million shares of Deltek common stock, and together with Kenneth deLaski, constitutes the Company’s controlling shareholder. Kenneth deLaski is part of the Buyout Group.

     11.     Defendant Robert E. Gregg (“Gregg”) is and at all relevant times has been a director of Deltek. Gregg is a partner in the law firm of Squire, Sanders & Dempsey, L.L.P., counsel for the Buyout Group in connection with the Merger.

     12.     Defendant Darrell J. Oyer (“Oyer”) is and at all relevant times has been a director of Deltek. Oyer owns approximately 3,319 shares of Deltek common stock which will be exchanged for $7.15 per share in cash in the Merger. However, defendant Oyer also holds options to acquire 12,000 shares of Deltek common stock at a strike price in excess of the Merger price. The Proxy Statement does not describe how such options will be treated in the Merger, other than the vague statement that such options may be exchanged for stock appreciation rights in the private entity.

     13.     Defendant James F. Petersen (“Petersen”) is and at all relevant times has been a director of Deltek. Petersen does not own any shares of Deltek common stock. However, defendant Petersen does hold options to acquire 4,000 shares of Deltek common stock at a strike price in excess of the Merger price. The Proxy Statement does not describe how such options will be treated in the Merger, other than the vague statement that such options may be exchanged for stock appreciation rights in the private entity.

     14.     Defendant Charles W. Stein (“Stein”) is and at all relevant timeshas been a director ofDeltek. Stein owns approximately 3,350 shares of Deltek common stock which will be exchanged for $7.15 per share in cash in the Merger. However, defendant Stein also holds options to acquire 12,000 shares of Deltek common stock at a strike price in excess of the Merger price. The Proxy Statement does not describe how such options will be treated in the Merger, other than the vague statement that such options may be exchanged for stock appreciation rights in the private entity.

     15.     The defendants referred to in paragraphs 9 through 14 are herein collectively referred to as the “Individual Defendants.”

     16.     By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Deltek, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

     17.     Plaintiff brings this action on his own behalf and as a shareholders derivative action, pursuant to MINN. R.Civ.P. 23.01 and 23.02, on behalf all shareholders of Deltek common stock, or their successors in interest, who are being and will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     18.     This action is properly maintainable as a class action.

     19.     The Class is so numerous that joinder of all members is impracticable. As of May 1, 2002, there were approximately 7.5 million shares of Deltek common stock outstanding and in the public float.

     20.     There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)	whether defendants have taken reasonable steps designed to maximize shareholder value;

(b)	whether the Proxy Statement is materially incomplete and/or misleading;

(c)	whether defendants are improperly favoring their own interests to the detriment of the Company’s public stockholders; and

(d)	whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     21.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     22.     The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     23.     Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of the Transaction

     24.     In February 1997, Deltek completed its initial public offering for $11.00 per share. By May of 1998, Deltek common stock traded in excess of $25.00 per share. However, according to the Proxy Statement, Deltek’s revenues and profits began to slip in 2000. Although the

Company’s common stock traded as high as $21.00 per share in March of 2000, by the end of the 2000 the Company’s common stock had fallen into a trading range of only $4.00 to $6.00 per share.

     25.     Seeking to take advantage of the Company’s depressed stock price, defendant Donald deLaski began to explore a going-private transaction in June of 2001. In December 2001, defendant Donald deLaski changed his mind concerning a going-private transaction. The Proxy Statement does not disclose the reasons for Donald deLaski’s change of heart in December 2001.

     26.     Only one month later, on or about January 10, 2002, Donald deLaski again changed his mind and informed the Board he was again considering exploring a going private transaction.

     27.     On or about January 17, 2002, Deltek formed a Special Committee consisting of defendants Oyer, Petersen, and Stein to negotiate a going-private transaction on behalf of Deltek. The Proxy Statement does not disclose whether any of these defendants were offered the ability to join the Buyout Group as of this date — January 17, 2002.

     28.     On or about February 1, 2002, the Special Committee retained William Blair & Company (“William Blair”) to serve as its financial advisor. Although the Proxy Statement touts William Blair as an “independent” financial advisor, the compensation terms of William Blair’s engagement rendered it undeniably interested in a potential merger transaction. Specifically, William Blair was to be paid $350,000 for rendering a fairness opinion, and an additional $150,000 once a “merger” was consummated. The Proxy Statement does not disclose whether William Blair would have received the $350,000 if it recommended that the $7.15 buyout price was unfair. Further, William Blair had no incentive to obtain the highest price for Deltek public shareholders as its compensation was not, in any manner, contingent upon the per share amount eventually received by the Company’s public shareholders.

     29.     After weeks of purported negotiation, Deltek agreed to a transaction in which DFM would acquire the shares of Deltek common stock not held by the Buyout Group for $7.15 per share in cash. William Blair issued its purported “independent” opinion that the Merger price was fair on February 13, 2002.

The Merger Agreement

     30.     Pursuant to the terms of the Merger Agreement, each Deltek shareholder other than those in the Buyout Group will receive $7.15 per share in cash. Deltek will become a private company owned 100% by Donald deLaski, Kenneth deLaski and the other members of the Buyout Group.

     31.     Under Virginia law, the Merger must be approved by 2/3 of the Company’s outstanding shares. The Buyout Group currently owns 55.3% of Deltek common stock. Further, charitable trusts controlled by Kenneth deLaski and Donald deLaski own an additional 3% to 4% of the Company’s outstanding common stock. Thus, only an additional 8% to 9% of the Company’s outstanding shares must vote in favor of the Merger for it to be consummated.

     32.     Section 9.4 of the Merger Agreement unlawfully seeks to protect the Merger against any competing offers. Specifically, Section 9.4 states that the Buyout Group may walk away from the Merger Agreement (and have Deltek pay all of its out-of-pocket expenses) if Deltek’s Board of Directors engages in discussions with a third-party concerning a possible superior offer and those discussions are not terminated within 10 business days. This provision impairs the Deltek directors’ fiduciary duty to inform themselves concerning potential superior offers. The provision causes Deltek’s directors to be 100% sure they can reach a superior agreement to continue speaking to a third-party for over 10 business days. The time restriction is wholly unreasonable. It is entirely unfair to ask a third-party to indicate for sure whether they would be committed to making a superior offer within a 10 day window. Merger discussions and due diligence often take months before parties are able to iron out the details of a definitive transaction. Indeed, even the Buyout Group, which is clearly more familiar with Deltek than any third-party would be, took approximately one month to reach an agreement with Deltek.

     33.     The effect of Section 9.4 may have already cost the Company’s public shareholders the opportunity to receive a superior offer. According to the Proxy Statement, on or about March 15, 2002, the Company was contacted by an interested third-party. However, on or about March 23, 2002, the Special Committee determined a superior offer would likely not result from communications with such third-party. The Proxy Statement does not disclose the basis for the Special Committee’s determination, including whether Section 9.4 had any bearing on their ability to continue to speak to the third-party.

The Misleading and Incomplete Proxy Statement

     34.     Defendants filed the Proxy Statement on May 1, 2002. Notwithstanding the fact that plaintiff and the other shareholders of Deltek are being asked to permanently forego their equity interests in the Company, the Proxy Statement omits material information which is necessary for Deltek’s public shareholders to make a fully informed decision on whether to vote in favor of the Merger.

     35.     As described above, defendants Oyer, Petersen, and Stein were purportedly responsible for negotiating the Merger Agreement on behalf of Deltek’s shareholders other than the Buying Group. The Proxy Statement does not currently permit the Company’s shareholders to fairly and adequately assess the independence of these defendants because defendants have not provided sufficient information concerning the treatment of the stock options held by these defendants in the Merger. Specifically, each of these defendants possesses a greater financial interest in how their options for common stock are treated in the Merger as opposed to the $7.15 in cash that they will receive per common share. Yet, the Proxy Statement only states that defendants’ out-of-the-money options will either continue to exist in the private entity and/or will be exchanged for stock appreciation rights. Thus, plaintiff and the other Deltek shareholders are not able to determine what type of financial ties these purportedly independent directors have and/or will have to the private entity going forward. Absent such information, plaintiff and the other Deltek shareholders cannot possibly assess whether they have received sufficient arm’s length protection with respect to the negotiation of the Merger Agreement.

     36.     Further, with respect to the third-party that expressed interest in March of 2001, plaintiff and the other shareholders are undoubtedly entitled to more detailed information concerning the third-party’s interest. It is not fair for defendants to summarily state that they did not think a superior offer could result from discussions with the third-party. Logically, the third-party was interested in making a superior offer because they contacted Deltek after the Merger was announced. Plaintiff and the other shareholders need to know, at a minimum (1) the specific reasons why the Special Committee determined to cease discussions with the third-party; (2) whether the third-party intended to acquire all of the Company’s shares, including the shares currently owned by the Buyout Group; and (3) whether the third-party ever communicated a specific price or range of prices at which it would be interested in acquiring the Company.

     37.     Moreover, notwithstanding the fact that the Company’s fiscal first quarter ended March 30, 2002, defendants have not disclosed the Company’s results of operations for the first quarter. Clearly, plaintiff and the other Deltek shareholders must be informed concerning the financial performance of Deltek during 2002. Currently, the Company’s public shareholders are being asked to decide if $7.15 per share is a fair price based upon the Company’s financial performance through December 31, 2001. Deltek has operated its business during the last four months and will continue to operate its business for another full month prior to the shareholder meeting scheduled for May 31, 2002. The Company’s shareholders must be provided the results of operations for this time frame in order to make a proper and accurate assessment of the Buyout Group’s offer.

COUNT I

Breach of Fiduciary Duty Against The Individual Defendants

     38.     Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

The Directors Are Not Disinterested and Independent

     39.     Contrary to defendants’ representations in the Proxy Statement, all of the directors have material conflicts of interests with plaintiff and the other members of the proposed Class. Defendants Kenneth deLaski and Donald deLaski are members of the Buying Group and will obviously benefit from cashing out Class members for a grossly unfair and inadequate price. Defendant Gregg’s ties to Squire Sanders, the Buyout Group’s legal counsel, render him interested in the proposed Merger. Indeed, defendants have admitted that these directors are conflicted by not appointing them to the Special Committee.

     40.     Moreover, the members of the Special Committee also have material interests inconsistentwith the interests of the Company’s public shareholders. As set forth above, each of the Special Committee members possesses a much greater interest in how their “out-of-the-money”

options forDeltek common stock are treated in the Merger than what price they receive for their shares of Deltek common stock. Although the Proxy Statement is far from clear with respect to what value will be assigned these out-of-the-money options, it seems clear that their value will be tied to the private entity.

Inapplicability of the Business Judgment Rule

     41.     Because of the directors’ self-interest and lack of independence, the directors’ actions in approving and recommending the Merger Agreement are not protected by the business judgment rule. The directors have breached their duties of care, loyalty and disclosure and cannot demonstrate the entire fairness of the proposed transactions.

Lack of Procedural Protections

     42.     The Individual Defendants have not provided any meaningful procedural protections for the interests of the minority shareholders who are to be cashed out. There was no independent negotiator to represent the interests of these stockholders. As set forth above, all of the directors have a personal financial interest that conflicts with the interests of the Company’s minority shareholders who are to be cashed out.

     43.     Moreover, in light of defendants’ obvious conflicts of interest, the Merger should be conditioned upon a majority of the minority votingprovision. Instead, defendants have structured the transaction so that only a small percentage of Deltek’s public shareholders has to approve the Merger for it to be consummated.

The Unfair Price

     44.     The price to be paid to the cashed-out minority stockholders is unfair.

     45.     The Buyout Group has timed the proposal to freeze out Deltek’s public shareholders in order to capture for itselfDeltek’s future potential without paying an adequate or fair price to the Company’s public shareholders.

     46.     The Buyout Group has access to internal financial information about Deltek, its true value, expected increase in true value and the benefits of 100% ownership of Deltek to which plaintiff and the Class members are not privy. The Buyout Group is using such inside information to benefit itself in this transaction, to the detriment of Deltek’ public stockholders.

     47.     The Buyout Group has clear and material conflicts of interest and is acting to better its own interests at the expense of Deltek’s public shareholders. The Buyout Group is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

     48.     Unless the proposed Merger is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     49.     Plaintiff and the Class have no adequate remedy at law.

COUNT II

Defendants Have Breached Their Duty of Disclosure

     50.     Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

     51.     The defendants have violated their duty of disclosure to Deltek stockholders. Among other things, the Proxy Statement fails to disclose (1) meaningful information concerning the Special Committee members' financial interests in the private entity going forward; (2) material information concerning a competing offer; and (3) the Company’s recent financial performance.

     52.     Thus, defendants are attempting to permanently deprive plaintiff and other members of the Class of the true value of their investment in Deltek without presenting the Company’s public shareholders with all material information necessary to make an informed decision regarding whether to vote for the Merger.

     53.     Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

1.	Declaring that this action is properly maintainable as a class action;

2.	Enjoining consummation of the shareholder meeting scheduled for May 31, 2002 until the curative disclosures described herein are made;

3.	Enjoining defendants from consummating the Merger, or a business combination with any third party, unless and until the Company adopts and implements a procedure or process designed to maximize shareholder value;

4.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders;

5.	Awarding plaintiff and the Class appropriate damages;

6.	Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts, fees;

7.	Granting such other and further relief as this Court may deem just and proper.

DATED: May 3, 2002

ZIMMERMAN REED, P.L.L.P.

/s/ Carolyn G. Anderson Carolyn G. Anderson MN #275712 651 Nicollet Mall, Suite 501 Minneapolis, Minnesota 55402 612.341.0400 Tel. 612.341.0844 Fax.

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